# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pacira BioSciences, Inc., CIK 0001396814
CUSIP: 695127100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2000 Sierra Point Parkway, Suite 900, Brisbane, California (CA), 94005
Date of event which requires filing of this statement: 03/11/2026
Amends the filing with accession number 0001962221-25-000003
Filed by CIK 0001962221
Persons authorized to receive notices and communications: Pedro Escudero, 3350 Virginia Street, Suite 530, Miami, Florida (FL), 33131, (305) 549-5081

## Reporting persons
- DOMA PERPETUAL CAPITAL MANAGEMENT LLC (CIK 0001962221): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,777,794; sole dispositive power 0; shared dispositive power 2,777,794; aggregate amount beneficially owned 2,777,794 (6.9% of the class)
- DOMA1 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,777,794; sole dispositive power 0; shared dispositive power 2,777,794; aggregate amount beneficially owned 2,777,794 (6.9% of the class)
- DOMA Perpetual LO Equity Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 1,965,775; sole dispositive power 0; shared dispositive power 1,965,775; aggregate amount beneficially owned 1,965,775 (4.9% of the class)
- DOMA Perpetual Partners GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,965,775; sole dispositive power 0; shared dispositive power 1,965,775; aggregate amount beneficially owned 1,965,775 (4.9% of the class)
- Pedro Escudero: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 159,000; shared voting power 2,777,794; sole dispositive power 159,000; shared dispositive power 2,777,794; aggregate amount beneficially owned 2,936,794 (7.3% of the class)
- The John Templeton Foundation: type of reporting person: corporation (CO); citizenship or place of organization: Tennessee (TN); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 812,019; sole dispositive power 0; shared dispositive power 812,019; aggregate amount beneficially owned 812,019 (2% of the class)
  Comment: John Templeton Foundation beneficially owns Common Shares via its wholly-owned investment holding company, Reliability LLC.
- DOMA2 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,965,775; sole dispositive power 0; shared dispositive power 1,965,775; aggregate amount beneficially owned 1,965,775 (4.9% of the class)
- Eric de Armas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,389; shared voting power 0; sole dispositive power 1,389; shared dispositive power 0; aggregate amount beneficially owned 1,389 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Pacira BioSciences, Inc.
Address of issuer's principal executive offices: 2000 Sierra Point Parkway, Suite 900, Brisbane, California (CA), 94005
Comment:
This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 8, 2025, as amended by Amendment No. 1 thereto filed on November 10, 2025, and Amendment No. 2 filed on January 2, 2026 (collectively, the "Schedule 13D"), relating to shares of common stock, par value $0.001 per share (the "Common Shares"), of Pacira BioSciences, Inc. (the "Issuer").

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by (i) DOMA Perpetual Capital Management LLC, a Delaware limited liability company ("DOMA"), (ii) DOMA1 LLC, a Delaware limited liability company ("Doma 1"), (iii) DOMA Perpetual LO Equity Master Fund LP, a Cayman Islands exempted limited partnership ("Doma Master Fund"), (iv) Doma Perpetual Partners GP LLC, a Delaware limited liability company ("Doma GP"), (v) Pedro Escudero, a citizen of the United States ("Mr. Escudero"), (vi) The John Templeton Foundation, a foundation organized under the laws of Tennessee ("JTF"), (vii) DOMA2 LLC, a Delaware limited liability company ("Doma 2"), and (viii) Eric de Armas, a citizen of the United States ("Mr. de Armas", and together with Doma 2, JTF, Mr. Escudero, Doma GP, Doma Master Fund, Doma 1 and DOMA, the "Reporting Persons"). DOMA is the investment manager of Doma Master Fund and JTF. Doma 1 is the managing member of DOMA. Doma 2 is the managing member of Doma GP. Doma GP is the general partner of Doma Master Fund. Doma Master Fund is the direct holder of some of the Common Shares reported herein. JTF is a discretionary investment management client of DOMA. Mr. de Armas is the Chief Financial Officer and Chief Compliance Officer of DOMA. Mr. Escudero is the Chief Executive Officer and Chief Investment Officer of DOMA and sole manager of Doma 1 and Doma 2.
Residence or business address: The principal business address of each of DOMA, Doma 1, Doma 2, Doma GP, Doma Master Fund, Mr. de Armas, and Mr. Escudero is 3350 Virgina Street, Suite 530, Miami, FL 33133. The principal business address of JTF is 300 Conshohocken State Road, Suite 500, West Conshohocken, PA 19428.
Present principal occupation or employment: DOMA provides investment advisory and management services and acts as the investment manager of Doma Master Fund and JTF. Doma 1 is the managing member of DOMA. Doma 2 is the managing member of Doma GP. Doma GP is the general partner of Doma Master Fund. Doma Master Fund has been formed for the purpose of investing in securities and engaging in all related activities and transactions. JTF, via its wholly-owned investment holding company, Reliability LLC, invests in securities and engages in all related activities and transactions. Mr. de Armas is the Chief Financial Officer and Chief Compliance Officer of DOMA. Mr. Escudero is the Chief Executive Officer and Chief Investment Officer of DOMA and sole manager of Doma 1 and Doma 2.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: The information in Item 2(a) above is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 11, 2026, Doma Master Fund submitted to the Issuer a notice (the "Notice") of its intent to nominate three directors to the Board of Directors of the Issuer (the "Board") at the Issuer's 2026 annual meeting of stockholders (the "Annual Meeting"). As of such date, Doma Master Fund intends to nominate Mr. de Armas, Christopher Dennis, and Oliver Benton Curtis III, as nominees (each a "Nominee" and collectively, the "Nominees") to be elected to the Board as directors at the Annual Meeting. Doma Master Fund stated in the Notice that it intends to solicit proxies in support of the Nominees' election to the Board in accordance with applicable law. The biographies of the Nominees may be found in the Press Release (as defined below), which is attached hereto as Exhibit 99.2.

On March 11, 2026, DOMA issued a press release announcing the nomination of the Nominees to the Board, which press release was reissued on March 12, 2026, to correct certain inadvertent errors (the reissued press release, the "Press Release"). In the Press Release, DOMA called for Frank Lee, the Issuer's chief executive officer, to be replaced immediately, and stated that the Board should name an interim chief executive officer. In addition, DOMA stated that it believes electing the Nominees to the Board is critical to improving the Board's level of financial controls, sophistication and legal expertise, and would help develop increased management oversight at the Board level. DOMA further noted that the Issuer's stock price has declined over the last several years while expenses and management compensation have increased. DOMA urged the Board to conduct a formal sale process of the Issuer to maximize the value of the Issuer's assets and realize value for the Issuer's shareholders.

DOMA acts as investment manager with respect to Common Shares beneficially owned by JTF for which DOMA exercises discretionary investment and voting authority. JTF is not making or sponsoring the director nominations disclosed herein.

The foregoing description of the Press Release does not purport to be complete and is qualified in its entirety by reference to the full text of the Press Release, which is filed as Exhibit 99.2 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) Item 5(a) is hereby amended, supplemented, and restated in its entirety as follows;

(a) The percentages used in this Schedule 13D are calculated based on 40,489,894 outstanding Common Shares of the Issuer as of February 23, 2026, as provided on the cover page of the Issuer's Form 10-K, filed with the SEC on February 26, 2026.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement
99.2 Press Release, dated March 12, 2026.

## Signatures
- DOMA PERPETUAL CAPITAL MANAGEMENT LLC: /s/ Pedro Escudero, Authorized Signatory (03/12/2026)
- DOMA1 LLC: /s/ Pedro Escudero, Authorized Signatory (03/12/2026)
- DOMA Perpetual LO Equity Master Fund LP: /s/ Pedro Escudero, Authorized Signatory (03/12/2026)
- DOMA Perpetual Partners GP LLC: /s/ Pedro Escudero, DOMA Perpetual Partners GP LLC (03/12/2026)
- Pedro Escudero: /s/ Pedro Escudero, Self (03/12/2026)
- The John Templeton Foundation: /s/ Pedro Escudero, Authorized Signatory (03/12/2026)
- DOMA2 LLC: /s/ Pedro Escudero, Authorized Signatory (03/12/2026)
- Eric de Armas: /s/ Eric de Armas, Self (03/12/2026)